US$1,000,000,000 5.875% Senior Notes due 2037	Filed pursuant to rule 433 File No. 333-132177
Terms and Conditions:

Issuer:	Citigroup Inc.
Ratings:	Aa1/AA/AA+ (Moody’s / S&P / Fitch)
Trade Date:	May 18, 2007
Settlement Date:	May 29, 2007 (T+6 days)
Maturity:	May 29, 2037
Par Amount:	U.S.$1,000,000,000.
Ranking:	Senior
Coupon:	5.875% per annum.
Re-offer Spread to Benchmark:	T30 + 100 basis points
Re-offer Yield:	5.970% per annum
Public Offering Price:	98.681%
Net Proceeds to Citigroup:	Approximately $978,060,000 (before expenses).
Interest Payment Dates:	The 29th day of May and November in each year, with modified following business day convention. The first interest payment date is November 29, 2007.
Day Count:	30/360.
Defeasance:	Applicable. Provisions of Article Eleven of the Indenture apply.
Redemption at Issuer Option:	Only for tax purposes.
Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.
Sinking Fund:	Not applicable.
Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.
Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof
Book Manager:	Citigroup Global Markets Inc.
Senior Co-Managers:	Bear, Stearns & Co. Inc.
Goldman, Sachs & Co.
Lehman Brothers Inc.

CastleOak Securities, L.P.
Junior Co-Managers:	Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Greenwich Capital Markets, Inc.
Loop Capital Markets Inc.
Muriel Siebert & Co., Inc.
CUSIP:	172967 EC1

ISIN:	US172967EC18

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-132177. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.